News Release
TSX:RMX | NYSE Amex:RBY July 13, 2009

Rob McEwen Nominates New Rubicon Board Appointee

Rubicon Minerals Corporation (RMX.TSX: RBY.NYSE-AMEX) is pleased to announce that Bruce A. Thomas has been appointed, effective July 13th to the Board of Rubicon Minerals Corporation. Mr. Thomas is the nominee of Robert McEwen who was granted, pursuant to one of the conditions in the May, 2007 Rubicon financing, the right to nominate one member to the Rubicon Board of Directors.

Bruce A. Thomas, Q.C. is a founding partner in Thomas Gold Pettingill LLP and was appointed a Queen's Counsel in 1978. Mr. Thomas is an experienced Canadian lawyer with an active trial and appellate litigation practice who has consistently been acknowledged among the best lawyers in Canada. He is ranked as a leading practitioner in commercial insurance litigation in Canada by The Canadian Legal Expert Directory.   In recent years, Bruce Thomas has been primarily engaged in corporate and commercial litigation matters. Mr. Thomas is a graduate of Upper Canada College, the University of Western Ontario and Osgoode Hall Law School.

In conjunction with this appointment, Kevin Sherkin LLB has resigned, effective July 13th, from the Rubicon Board of Directors. The Board of Directors wishes to thank Kevin for his positive input and service to the Company since his appointment in 2005.

Rubicon Minerals Corporation is a well-funded exploration and development company, focusing on exploring for gold in politically safe jurisdictions with high geological potential. Rubicon controls over 65,000 acres of prime exploration ground in the prolific Red Lake gold district of Ontario which hosts Goldcorp's high-grade, world class Red Lake Mine. In addition to its Red Lake holdings, Rubicon also controls over 380,000 acres surrounding the Pogo Mine in Alaska as well as 225,000 acres in northeast Nevada. Rob McEwen, President and CEO of McEwen Capital and former Chairman and CEO of Goldcorp, owns 23.8% of the issued shares of the Company.

RUBICON MINERALS CORPORATION

On behalf of the Board of Directors

"David W. Adamson"
President & CEO , Director